CORNTEEN LLC

a California LLC

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2024 and 2025

Unaudited

CORNTEEN LLC
BALANCE SHEET
JANUARY 1, 2024 - DECEMBER 31, 2025

Assets

		EOY 2024	EOY 2025
▼ Current Assets			
	Cash - Operating Account	$15,486	$6,753
	Cash - Restricted (CAMA)	$0	$800
	Accounts Receivable	$0	$0
	Inventory	$0	$0
	Temporary Investments	$0	$0
	Prepaid Expenses	$0	$0
	Other Current Assets	$0	$0
	Total Assets	**$15,486**	**$7,553**

Liabilities and Members' Equity

		EOY 2024	EOY 2025
▼ Liabilities			
	Current Liabilities	$0	$0
	Non-current Liabilities - Revenue Share (Wefunder investors)	$169,741	$195,941
▼ Members' Equity			
	Member Capital Contributions	$2,582	$2,582
	Accumulated Deficit	-$156,837	-$190,970
	Total Members' Equity	**-$154,255**	**-$188,388**
	Total Liabilities and Members' Equity	**$15,486**	**$7,553**

CORNTEEN LLC
INCOME STATEMENT
JANUARY 1, 2024 - DECEMBER 31, 2025

Revenue	2024	2025
Revenue - screening fees	$0	$700
Gross grant/donation revenue (other income)	$23,300	$10,150
Total Revenue	**$23,300**	**$10,850**

Operating Expenses	2024	2025
General and Administrative Expenses	$8,969	$4,334
Post-production Expenses	$40,388	$6,793
Distribution and Marketing Expenses	$15,631	$25,284
Fundraising Expenses	$6,972	$7,699
Total Operating Expenses	**$71,960**	**$44,110**

Other Expenses	2024	2025
Income Taxes	$1,684	$873
Total Other Expenses	**$1,684**	**$873**
Net Income	**-$50,344**	**-$34,133**

CORNTEEN LLC
STATEMENT OF CASH FLOWS
JANUARY 1, 2024 - DECEMBER 31, 2025

		EOY 2024	EOY 2025
▼	Cash Provided by Operating Activities		
	Net Income	-$50,344	-$34,133
	Net Cash Provided by Operating Activities	**-$50,344**	**-$34,133**
▼	Cash Used in Investing Activities		
	Net Cash Used in Investing Activities	**$0**	**$0**
▼	Cash Used in Financing Activities		
	Proceeds from Revenue Share Financing	$65,761	$26,200
	Member Capital Contributions	$50	$0
	Net Cash Used in Financing Activities	**$65,811**	**$26,200**
▼	Cash and Equivalents		
	Cash and Equivalents, Beginning of Year	$19	$15,486
	Net Increase/Decrease in Cash and Equivalents	$15,467	-$7,933
	Cash and Equivalents, End of Year	**$15,486**	**$7,553**

CORNTEEN LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
JANUARY 1, 2024 - DECEMBER 31, 2025

	EOY 2024	EOY 2025
▼ Statement of Changes in Members' Equity		
Beginning Members' Equity	-$103,961	-$154,255
Members' Contributions	$50	$0
Members' Withdrawals	$0	$0
Net Income (Loss)	-$50,344	-$34,133
Total increase in Members' Equity	-$50,294	-$34,133
Ending Members' Equity	**-$154,255**	**-$188,388**

CORNTEEN LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2024 TO DECEMBER 31, 2025

1. STATUS AND NATURE OF BUSINESS

Cornteen LLC was organized in the United States of America on July 14, 2020. It is a limited liability company based in New York, NY. Cornteen LLC is established with the sole purpose to produce and market the movie titled *The Elephant in the Room (f/k/a Coming Together),* written and directed by Erik Bork.

The sole member of Cornteen LLC is Funclub Unlimited, owning 100%. Funclub Unlimited is a California corporation wholly owned by Erik Bork. The sole manager of Cornteen LLC is Erik Bork.

2. MEMBERS' EQUITY

All members equity belongs to Funclub Unlimited, which has deposited funds from time to time in Cornteen LLC's checking account at Chase Bank in order to fund initial operations (also withdrawing some of its funds from time to time).

3. GENERAL & ADMINISTRATIVE COSTS

Consist primarily of legal, accounting, and insurance fees.

4. POST-PRODUCTION COSTS

Consist primarily of sound mixing, color correcting, VFX, QC and editing.

5. DISTRIBUTION & MARKETING COSTS

Consist primarily of social media, publicity, VOD platform fees and trailer editing.

6. FUNDRAISING EXPENSES

Consist primarily of fees withheld from Wefunder platform and Wedgwood Circle fiscal sponsor, and social media marketing of fundraising opportunity.